CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES SECOND QUARTER 2014 FINANCIAL RESULTS AND CHARTER RENEWAL FOR M/T ‘AXIOS’

ATHENS, GREECE, July 25, 2014 Capital Product Partners L.P. (the “Partnership” or “CPLP”) (NASDAQ: CPLP), an international diversified shipping company, today released its financial results for the second quarter ended June 30, 2014.

The Partnership’s net income for the quarter ended June 30, 2014, was $7.8 million. After taking into account the preferred interest in net income attributable to the unit holders of the 18,572,221 Class B Convertible Preferred Units outstanding as of June 30, 2014, (the “Class B Units” and the “Class B Unitholders”), the result for the quarter ended June 30, 2014 was $0.04 net income per limited partnership unit, which is $0.04 lower than the $0.08 net income per unit from the previous quarter ended March 31, 2014 and $0.44 lower than the $0.48 net income per unit in the second quarter of 2013. The Partnership’s reported net income for the second quarter of 2013 included a $32.0 million gain related to the sale to a third party of the Partnership’s claims against Overseas Shipholding Group Inc. (“OSG”) and certain of OSG’s subsidiaries.

Operating surplus for the quarter ended June 30, 2014 was $26.9 million, which is $4.3 million lower than the $31.2 million from the first quarter of 2014 and $29.7 million lower than the $56.6 million of the second quarter of 2013. The operating surplus adjusted for the payment of distributions to the Class B unitholders was $22.9 million for the quarter ended June 30, 2014. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to the section “Appendix A” at the end of the press release, for a reconciliation of this non-GAAP measure to net income.

Revenues for the second quarter of 2014 were $47.4 million, compared to $41.8 million in the second quarter of 2013; the increase is mainly a result of the Partnership’s increased fleet size and improving employment day rates for certain of the Partnership’s vessels.

Total expenses for the second quarter of 2014 were $35.5 million compared to $30.8 million in the second quarter of 2013, the increase being mainly a result of the increased fleet size of the Partnership and the expenses related to the repairs to M/T Assos and M/T Atrotos following their redelivery from the previous charterers. The vessel operating expenses for the second quarter of 2014 amounted to $16.8 million for the commercial and technical management of our fleet under the terms of our management agreements, compared to $13.4 million in the second quarter of 2013. The total expenses for the second quarter of 2014 also include $14.4 million in depreciation and amortization, compared to $12.8 million in the second quarter of 2013, as a result of our increased fleet size. General and administrative expenses for the second quarter of 2014 amounted to $1.6 million compared to $3.4 million in the second quarter of 2013, the decrease resulting from the Partnership’s Omnibus Incentive Compensation Plan becoming fully vested in the third quarter of 2013.

Total other expense, net for the second quarter of 2014 amounted to $4.2 million compared to $3.6 million for the second quarter of 2013, excluding the gain of $32.0 million related to the sale to a third party of the Partnership’s claims against OSG and certain of OSG’s subsidiaries. The increase was due to higher interest cost as a result of the increased indebtedness of the Partnership compared to the second quarter of 2013.

As of June 30, 2014, the Partners’ capital amounted to $750.5 million, which is $30.9 million lower than the Partners’ capital as of December 31, 2013, which amounted to $781.4 million. This decrease primarily reflects the payment of $50.0 million in distributions since December 31, 2013.
As of June 30, 2014, the Partnership’s total debt had decreased by $2.7 million to $580.6 million, compared to total debt of $583.3 million as of December 31, 2013, as a result of the loan amortization in one of our credit facilities.

Fleet Developments

The M/T Axios (47,782 dwt, IMO II/III Chemical Product Tanker built 2007, Hyundai Mipo Dockyard Company, Ltd., South Korea) extended its employment with Capital Maritime & Trading Corp. (“Capital Maritime”) for an additional charter term of a minimum of 12 months at the same day rate of $14,750 gross per day plus 50/50 profit share for breaching Institute Warranty Limits. The earliest redelivery under the new charter is in June 2015.

In addition, our Sponsor has agreed, subject to the satisfaction or waiver of various conditions precedent, to contribute three 9,160 TEU eco-flex containerships and two eco medium range product tankers upon delivery to the Sponsor at prices below current market value, as well provide the Partnership with a right of first refusal over six additional eco medium range product tankers when delivered, in exchange for amending the target distributions to holders of Incentive Distribution Rights and an aggregate of $311.5 million in cash for the three containerships and two tankers.  The five vessels to be acquired by the Partnership are expected to be delivered to the Sponsor between March 2015 and November 2015, and the six vessels subject to the right of first refusal are expected to be delivered to the Sponsor between September 2015 and December 2016.

The amendment, which is a condition precedent to the transaction referenced above, is subject to the satisfaction or waiver of various conditions precedent, including unitholder approval at the Annual General Meeting of the Partnership, scheduled for August 21, 2014.

The transaction was unanimously recommended by the conflicts committee of our Board of Directors and unanimously approved by our Board of Directors.

Market Commentary

Product tanker spot earnings remained at subdued levels in the second quarter of 2014, as the spot market in the Western hemisphere was under pressure due to the prolonged refinery maintenance period in the U.S. Gulf and the lack of arbitrage opportunities, which limited petroleum product movements.

The product tanker period market remained active during the quarter, but rates modestly declined in response to the softer spot market.

On the supply side, the ordering activity for MR tankers slowed significantly during the first two quarters of 2014, as most quality shipyards have now exhausted their capacity through 2016. Analysts expect that net fleet growth for product tankers for 2014 will be in the region of 3.5%, while overall demand for product tankers for the year is estimated to grow at 5%.

Suezmax spot earnings weakened compared to the previous quarter but were at considerably stronger levels than in the second quarter of 2013. Refinery maintenance in Europe and the East along with high U.S. crude oil inventories kept rates under pressure in the first half of the quarter. On the other hand, the threat of oil supply disruptions in Iraq and the Middle East and the return of European and Asian refineries from maintenance towards the end of the quarter supported Suezmax demand.

As a result of the improving spot market compared to a year ago, the Suezmax period market saw marginally more activity and at slightly increased rates, when compared to the same quarter last year.

On the supply side, the Suezmax orderbook is among the lowest in the industry, corresponding to 7.8% of the current fleet. Suezmax tanker demand is expected to continue growing in 2014, driven by increased crude oil shipments from the Atlantic basin to the Far East and Europe. Overall, industry analysts forecast that Suezmax vessel demand will grow by approximately 3.9% in the full year 2014, while the analysts expect the Suezmax fleet to show negative growth of 0.1%.

Quarterly Common and Class B Unit Cash Distribution

On July 22, 2014, the Board of Directors of the Partnership declared a cash distribution of $0.2325 per common unit for the second quarter of 2014, in line with management’s annual distribution guidance.  The second quarter common unit cash distribution will be paid on August 15, 2014, to unit holders of record on August 7, 2014.

In addition, on July 22, 2014, the Board of Directors of the Partnership declared a cash distribution of $0.21375 per Class B Unit for the second quarter of 2014, in line with the Partnership’s Second Amended and Restated Partnership Agreement, as amended. The second quarter Class B Unit cash distribution will be paid on August 8, 2014, to Class B unitholders of record on August 1, 2014.

Management Commentary

Mr. Ioannis Lazaridis, Chief Executive and Chief Financial Officer of the Partnership’s General Partner, commented:  “We are very pleased to see the improved operating surplus of the Partnership for the first half 2014, which is primarily the result of the steps we have taken during 2013 to grow the Partnership by increasing our fleet size by a total of five container vessels, each with long term period coverage.”

“The prospects for the product tanker market remain overall positive for 2014, as there is solid activity in the period market with rates having declined only modestly despite weaker spot rates in the first half of 2014. Demand for product tankers is expected to remain robust due to the continuous growth of U.S. exports of refined products and refinery capacity dislocation.”

Mr Lazaridis concluded: “The Partnership has the opportunity to enter into a new growth phase. The proposal to reset the Partnership’s Incentive Distribution Rights in exchange for the commitment of our Sponsor to drop down certain vessel assets at attractive values is expected to substantially increase the asset value and cash flow capacity of the Partnership and provide the basis for distribution growth.”

Conference Call and Webcast

Today, Friday July 25, 2014 at 10:00 a.m. Eastern Time (U.S.), the Partnership will host an interactive conference call.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (U.S. Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Capital Product Partners”.

A replay of the conference call will be available until August 1, 2014 by dialing 1 866 247 4222 (U.S. Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 69648481#

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Forward-Looking Statements

The statements in this press release that are not historical facts, including our expectations regarding employment of our vessels, redelivery dates and charter rates, fleet growth (including the proposed “Drop Down Transactions” with our sponsor), demand, newbuilding deliveries and slippage as well as market and charter rate expectations and expectations regarding our quarterly distributions, amortization payments, ability to pursue growth opportunities and grow our distributions and annual distribution guidance may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause actual results to be materially different from those expressed or implied in the forward-looking statements.  Factors that could cause actual results to be materially different include those set forth in the “Risk Factors” section of our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our units.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 30 vessels, including four Suezmax crude oil tankers, 18 modern MR (Medium Range) product tankers, seven post panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, OSG, A.P. Moller-Maersk A.S., Hyundai Merchant Marine Co. Ltd., Engen Petroleum, Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-F

Contact Details:

Capital GP L.L.C.
Ioannis Lazaridis, CEO and CFO
+30 (210) 4584 950
E-mail:  i.lazaridis@capitalpplp.com

Capital Maritime & Trading Corp.
Jerry Kalogiratos, Finance Director
+30 (210) 4584 950
E-mail:  j.kalogiratos@capitalpplp.com
Investor Relations / Media Nicolas Bornozis Capital Link, Inc. (New York) Tel. +1-212-661-7566 E-mail: cplp@capitallink.com

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Comprehensive Income
(In thousands of United States Dollars, except number of units and earnings per unit)

	For the three month periods ended June 30,		For the six month periods ended June 30,
	2014	2013	2014	2013

Revenues	$30,491	$27,215	$61,259	$53,726
Revenues – related party	16,953	14,554	33,632	28,008
Total Revenues	47,444	41,769	94,891	81,734

Expenses:
Voyage expenses	2,620	1,110	3,636	2,882
Voyage expenses related party	81	80	161	160
Vessel operating expenses	13,435	9,223	24,076	17,522
Vessel operating expenses – related party	3,346	4,199	7,532	8,496
General and administrative expenses	1,598	3,383	2,890	5,984
Depreciation and amortization	14,373	12,813	28,743	24,680
Operating income	11,991	10,961	27,853	22,010
Non-operating income:
Gain from bargain purchase	-	-	-	17,475
Gain on sale of claim	-	32,000	-	32,000
Total non-operating income	-	32,000	-	49,475
Other income / (expense), net:
Interest expense and finance cost	(4,750)	(3,642)	(9,457)	(7,357)
Gain on interest rate swap agreement	-	-	-	4
Interest and other income	575	-	662	200
Total other expense, net	(4,175)	(3,642)	(8,795)	(7,153)
Net income	$7,816	$39,319	$19,058	$64,332
Preferred unit holders’ interest in Partnership’s net income	3,959	5,270	8,004	10,540
General Partner’s interest in Partnership’s net income	$ 75	$ 681	$ 216	$ 1,076
Common unit holders’ interest in Partnership’s net income	3,782	33,368	10,838	52,716
Net income per:
• Common units basic	$0.04	$0.48	$0.12	$0.76
Weighted-average units outstanding:
• Common units basic	88,546,754	68,386,078	88,494,025	68,385,001
Net income per:
• Common unit diluted	$0.04	$0.41	$0.12	$0.70
Weighted-average units outstanding:
• Common units diluted	88,546,754	94,027,631	88,494,025	89,980,394
Comprehensive income:
Partnership’s net income	7,816	39,319	19,058	64,332
Other Comprehensive income:
Unrealized gain on derivative instruments	-	-	-	462
Comprehensive income	$7,816	$39,319	$19,058	$64,794

Capital Product Partners L.P.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of United States Dollars, except number of units and earnings per unit)

Assets
Current assets	As of June 30, 2014	As of December 31, 2013
Cash and cash equivalents	$67,705	$63,972
Trade accounts receivable, net	2,255	4,365
Due from related parties	3	667
Above market acquired charters	-	612
Prepayments and other assets	1,603	1,376
Inventories	3,605	2,740
Total current assets	75,171	73,732
Fixed assets
Vessels, net	1,148,531	1,176,819
Total fixed assets	1,148,531	1,176,819
Other non-current assets
Above market acquired charters	123,139	130,770
Deferred charges, net	4,783	5,451
Restricted cash	15,000	15,000
Total non-current assets	1,291,453	1,328,040
Total assets	1,366,624	$1,401,772
Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt	$5,400	$5,400
Trade accounts payable	8,861	7,519
Due to related parties	7,319	13,686
Accrued liabilities	5,472	5,387
Deferred revenue, current	9,500	6,936
Total current liabilities	36,552	38,928
Long-term liabilities
Long-term debt	575,215	577,915
Deferred revenue	4,409	3,503
Total long-term liabilities	579,624	581,418
Total liabilities	616,176	620,346
Commitments and contingencies
Partners’ capital	750,448	781,426
Total liabilities and partners’ capital	1,366,624	$1,401,772

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of United States Dollars)

	For the six month periods ended June 30,
	2014	2013
Cash flows from operating activities:

Net income	$19,058	$64,332
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	28,743	24,680
Gain from bargain purchase	-	(17,475)
Amortization of deferred charges	301	98
Gain on interest rate swap agreements	-	(4)
Amortization of above market acquired charters	8,243	5,579
Equity compensation expense	-	2,739
Changes in operating assets and liabilities:
Trade accounts receivable	2,110	(553)
Prepayments and other assets	(227)	(60)
Inventories	(865)	(83)
Trade accounts payable	1,665	431
Due from related parties	664	-
Due to related parties	(6,367)	3,615
Accrued liabilities	14	788
Deferred revenue	3,577	(3,429)
Dry-docking costs paid	(323)	(196)
Net cash provided by operating activities	56,593	80,462
Cash flows from investing activities:
Vessel acquisitions and improvements	(112)	(130,000)
Increase in restricted cash	-	(3,000)
Net cash used in investing activities	(112)	(133,000)
Cash flows from financing activities:
Proceeds from issuance of Partnership units	-	75,075
Expenses paid for issuance of Partnership units	-	(2,568)
Proceeds from issuance of long-term debt	-	54,000
Loan issuance costs	(12)	(11)
Payments of long-term debt	(2,700)	(1,350)
Dividends paid	(50,036)	(41,511)
Net cash (used in) / provided by financing activities	(52,748)	83,635
Net increase in cash and cash equivalents	3,733	31,097
Cash and cash equivalents at beginning of period	63,972	43,551
Cash and cash equivalents at end of period	67,705	74,648
Supplemental cash flow information
Cash paid for interest	$8,243	$7,021
Non-Cash Investing and Financing Activities
Private placement costs relating to Class B preferred units included in liabilities	$-	$(28)
Capitalised and dry-docking vessel costs included in liabilities	$71	$321

9

Appendix A – Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non-cash items such as depreciation and amortization expense and deferred revenue. Operating Surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The table below reconciles Operating Surplus to net income for the three-month period ended June 30, 2014.

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended June 30, 2014
Net income	$ 7,816
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	14,579
Deferred revenue	4,457
OPERATING SURPLUS PRIOR TO CLASS B PREFERRED UNITS DISTRIBUTION	26,852
Class B preferred units distribution	(3,970)
ADJUSTED OPERATING SURPLUS	22,882
Increase in recommended reserves	(1,828)
AVAILABLE CASH	21,054